SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ----------------------

                                  FORM 6-K

                              ----------------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For October 25, 2002



                                 CNOOC Limited
                (Translation of registrant's name into English)

                -----------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

                -----------------------------------------------


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                  Form 20-F    X          Form 40-F
                           --------                  ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                     No             X
                           --------                  ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

CNOOC Limited Announces Third Quarter Financial and Operational Highlights

(Hong Kong, 25 October 2002) - CNOOC Limited (the "Company", NYSE: "CEO",
SEHK: "883") is pleased to announce today a 56.5% increase in unaudited oil and gas revenues of RMB 6.79 billion for the third quarter of 2002, compared to revenues of RMB 4.34 billion during the same quarter of 2001. For the nine months ended September 30, 2002, oil and gas revenues were RMB 16.42 billion, compared to RMB 13.90 billion during the same period last year, an 18.1% increase year-over-year.

Underpinned by continued strong domestic demand in China and results from the Company's Indonesian assets, the Company's experienced total production of 382,409 barrels of oil equivalent (boe) per day in the third quarter, a 47.0% increase over the prior-year period. In the first nine months, total production grew 27.4% year-over-year to 332,634 boe per day. In Bohai Bay, crude oil production experienced another strong quarter, posting a 24.2% increase over the prior-year period and a 31.3% year-over-year increase in the first nine months.

The Company realized an average price of US$25.21 per barrel for crude oil during the quarter and US$22.82 during the first nine months, compared to US$24.59 and US$25.43 for the prior-year periods, respectively. Average realized price for natural gas was US$3.19 per thousand cubic feet during the quarter and US$3.14 for the first nine months.

"Buoyed by higher commodity prices, strong production growth, and continued execution of our low cost operating strategy, the Company has performed extremely well during the quarter," said Mr. Zhou Shouwei, President of the Company. "The Company's strong financial and operating performance over the years coupled with the current oil price environment have placed the Company in an enviable financial position to comfortably fund current and future investments that will contribute to the Company's continued growth."

The Company has made strong progress in its active exploration and development program. During the first nine months, the Company and its PSC partners have completed drilling more than 75% of the wells planned for the year. Of the 55 wells drilled during the first nine months, 39 were completed independently. Furthermore, the Company and its partners have an overall 47.2% exploration success rate during the first nine months. During this period, the Company achieved certain development milestones. WC 13-1, WC 13-2, and QHD 32-6 C/D well head platforms came on stream and PL 19-3 Phase I is on track to come on stream by the end of the year.

Reflecting increased exploration and development activity, the Company's exploration capital expenditures increased 135.2% year-over-year to RMB 1.37 billion and development capital expenditures increased 8.0% year-over-year to RMB 3.70 billion.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         zelda.yung@knprhk.com
         maggie.chan@knprhk.com


Third Quarter and Year-to-Date Production Summary
-------------------------------------------------

                                      3 Months Ended September 30,         9 Months Ended September 30,
                                    ------------------------------       -------------------------------
                                     2001        2002       % Change      2001        2002       % Change

  Crude Oil & Liquids (b/d)
  -------------------------
  Bohai Bay                        103,942     129,071        24.2%      94,941      124,615       31.3%
  Western South China Sea           41,818      75,784        81.2%      44,506       51,814       16.4%
  Eastern South China Sea           74,806      77,364         3.4%      82,929       75,710       -8.7%
  East China Sea                     4,922       2,504       -49.1%       4,067        3,408      -16.2%
  Overseas(1)                          968      48,089     4,865.4%       2,245       33,718    1,401.7%
          Subtotal (b/d)           226,457     332,812        47.0%     228,689      289,265       26.5%

  Natural Gas (mmcf/d)
  --------------------
  Bohai Bay                             48          43       -11.0%          45           46        1.1%
  Western South China Sea              144         140        -2.8%         140          138       -1.5%
  Eastern South China Sea                -           -            -           -            -           -
  East China Sea                        10          13        25.1%           9           12       32.4%
  Overseas(1)                            -          96            -           -           60           -
          Subtotal (mmcf/d)            202         291        43.8%         194          256       31.8%

  Total Production (boe/d)         260,187     382,409        47.0%     261,061      332,634       27.4%


(1)      Results from acquisition of Indonesian assets consolidated from April 1, 2002


Third Quarter and Year-to-Date Revenue and Capital Expenditures (Unaudited)(1)
------------------------------------------------------------------------------


                                   3 Months Ended September 30,           9 Months Ended September 30,
                                ----------------------------------      ----------------------------------
                                  2001         2002       % Change       2001         2002       % Change

  RMB million

  Sales Revenue(2)
  ----------------
  Crude oil and liquids           3,893        6,144        57.8%       12,647       14,731        16.5%
  Natural gas                       448          649        44.7%        1,257        1,690        34.5%
  Marketing revenues, net            12           14        16.8%           61           35       -41.9%
  Other                             198          101       -49.0%          499          318       -36.2%

  Capital Expenditures/Investments
  --------------------------------
  Exploration                       295          584        98.0%          583        1,371       135.2%
  Development                     1,086        1,778        63.7%        3,423        3,696         8.0%
  Other                              21            6       -71.4%           23           30        30.4%
  Acquisition                         -            -            -            -        4,699            -

  Average Realized Prices
  -----------------------
  Oil, US$/bbl                    24.59        25.21         2.5%        25.43        22.82       -10.3%
  Gas, US$/Mcf                     3.10         3.19         2.9%         3.10         3.14         1.3%


(1)  Results from acquisition of Indonesian assets consolidated from April 1,
     2002

(2)  Does not include sales of oil & gas from Pinghu


                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, asamended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                            CNOOC Limited


                                            By: /s/ Cao Yunshi
                                                -------------------
                                                Name:  Cao Yunshi
                                                Title: Company Secretary,
                                                       General Counsel and
                                                       Senior Vice President



Dated: October 25, 2002